MAIL STOP 3561


								November 17, 2005



William R. de Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor
New York, NY  10022


RE:	North American Insurance Leaders, Inc.
	Registration Statement on Form S-1
	Amendment No. 1 Filed October 11, 2005
      File No. 333-127871

Dear Mr. de Jonge:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We partially reissue comment three from our letter of September 29, 2005. We continue to note the manner in which you have defined
"Business Combination," "Transaction Value," and "Insurance-
Related
Business" in your prospectus. It appears to the Staff that such modifications substantively alter the nature of your offering as compared to the typical firm-commitment blank check structure. In particular, we note that the definitions allow for the "acquisition" of one or more entities which would not meet the 80% of net asset test absent the capitalization of such entity or entities with the proceeds of the offering. As such, it would appear that your structure does not meet a fundamental condition upon which all other firm-commitment blank check offerings have been made. Please revise or advise.

2. We note that a marked copy of Amendment No. 1 to the registration statement was not filed on EDGAR. In the future, please ensure that a marked copy of the amendments to all registration statements filed with the Commission are filed via EDGAR.

3. Please provide disclosure in the registration statement regarding when the distribution ends. Disclosure such as the distribution ends at the closing of the IPO is not adequate. Appropriate disclosure might include when (i) all of the shares have been sold, (ii) there are no more selling efforts, (iii) there is no more stabilization, or
(iv) the overallotment has been exercised.

Summary, page 1

4. We note your response to comment seven from our letter of September 29, 2005, which includes the statement: "No agents, representatives, existing stockholders or directors of the Company have taken any measures, direct or indirect, to locate a target business at any time, past or present, in connection with the identification of a prospective business combination..." However, we also note the following paragraph in your response to comment seven:
"According to the database service of Thompson Financial, in the past two years there have been approximately 133 mergers and acquisitions with publicly disclosed transaction values of up to $400 million in the insurance-related industry..." as well as your response to comment 16: "Furthermore, there have been no diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the Company or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the Company or the process designed or implemented to result in the location of one or more candidates for a business combination transaction.

We are unable to reconcile the latter two statements with the former.
Please advise.

5. We note your disclosure that indicates that existing stockholders shall be deemed included as "public stockholders" only to the extent of shares purchased in this offering. Please clarify as to whether that would also include shares acquired in the after-market.

6. We also note the third bullet-point in your response to comment seven from our letter of September 29, 2005. If true, please disclose the substance of such paragraph in the next amendment to your registration statement and disclose the basis for such statement.

Management`s Discussion and Analysis, page 35

7. We note your response to comment 22 from our letter of September
29, 2005. If true, please include as disclosure in your next amendment.

Sources of Target Businesses, page 40

8. We note your response to comment 23, from our letter of September
29, 2005 that you have added disclosure to the sections entitled
"Use
of Proceeds ," "Proposed Business - Effecting a Business
Combination
- Sources of target businesses" and "Management" We are unable to locate such added disclosure. Please revise or advise.

Certain Relationships and Related Transactions, page 54

9. We note your response to comment 25 from our letter of September
29, 2005. If true, please include as disclosure in your next amendment.

10. We reissue comment 27 from our letter of September 29, 2005. We note your response and disclosure contained in your registration statement that the named individuals may have obligations to other entities. Please affirmatively and specifically identify each instance in which such person has a fiduciary duty which conflicts with, and is prior to and/or has priority over, such persons` duties and obligations to the company.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Thomas J. Friedman (by facsimile)
      	202-508-8100



William R. de Jonge
North American Insurance Leaders, Inc.
November 17, 2005
Page 1